Congress Financial Corporation
1201 Main Street Suite 1625
Post Office Box 50728
Dallas, Texas  75250
214 761 9044  Fax 214 748 9118


                               May 20, 1997

                                                         Congress Financial


Ametech, Inc.
1813 S.E. 25th Street
Oklahoma City, OK  73129

Attention: Mr. Kerry Willingham
          Vice President

Dear Mr. Willingham:

     Pursuant to our conversation, we wanted to confirm to you that the credit committee of Congress has approved the proposed financing by Congress of Ametech, Inc. and Environmental Transportation
Services, Inc., as contemplated by our proposal letter to you dated February 5, 1997, subject to the various terms and conditions outlined in the proposed letter and as required by our credit committee in connection with its approval.

     As stated in the proposal letter, the proposed financing will need to close within forty-five (45) days of the date of our credit committee's approval. In view of this requirement and based on our conversations, we would like to suggest that we set June 24, 1997, as our intended closing date. Obviously, our ability to achieve this goal will depend on, among other things, whether all condition to the financing are completed by such date. We hope that you will be able to provide the necessary information and materials to enable us to satisfy the conditions to financing within such time frame.

     In order to be in a position to close, we will need, among other things, to be able to determine to our satisfaction the amount of the loans available to the company pursuant to the lending formulas and applicable eligibility criteria. To enable us to determine the amount of the loans available to the company at closing, we will need as a condition of closing to have received all necessary collateral information and reporting in a form and manner satisfactory to us, including current agings of receivables, current perpetual inventory records and/or roll-forwards of accounts and inventory through the date of closing, together with such supporting documentation as may be necessary or appropriate, and other documents and information that will enable us to accurately identify and verify the eligible collateral at or before closing. Without limiting any of the other conditions of closing, please indicate your acknowledgment and agreement that our receipt of such information in a form satisfactory to us is a condition of the closing of our financing arrangements by signing in the space provided below.

     We would plan to have our field examiners visit your offices to review your records and the proposed collateral with you on or about June 16, 1997. We will be in contact with you to confirm the specific dates and times for such visit. If such time period will be a problem for you, please be sure to let us know.

     Please note that nothing in this letter should be construed as a commitment by us to lend. As set forth in our proposal letter, such a commitment letter from us which expressly so states. This is not a commitment letter.

     We look forward to continuing to work with you and your colleagues.

                                   Very truly yours,

                                   CONGRESS FINANCIAL CORPORATION


                                   /s/ Gill Elmore
                                   Gill Elmore
                                   Vice President

ACKNOWLEDGED AND AGREED:

Ametech, Inc.
Environmental Transportation Services, Inc.

By:      /s/ Kerry Willingham
        __________________________
Title:        CFO
        __________________________